FORM 5

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

[ ]     Form 3 Holdings Reported

[ ]     Form 4 Transaction Reported

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                      /  6. Relationship of Reporting Person to
                                        /    Ticker or Trading Symbol                /     Issuer (Check all applicable)
Kyprianou      Lycourgos  K.            /                                            /
                                        /    AremisSoft Corporation ("AREM")         /     X   Director           X  10% Owner
(Last)        (First)    (Middle)       /                                            /     X   Officer           ___ Other
                                        /                                            /         (give title below)    (specify below)
----------------------------------------/--------------------------------------------/
                                        /                       /                    /
c/o AremisSoft Corporation              / 3.IRS Identification  /4. Statement for    /           Chairman of the Board &
Goldsworth House, Denton Way            / Number of Reporting   /   Month/Year       /           Co-Chief Executive Officer
                                        / Person, if an Entity  /                    /
                                        / (voluntary)           /    12/31/00        /
           (Street)                     /                       /                    /
--------------------------------------- /                       /--------------------/----------------------------------------------
                                        /      --               / 5.If Amendment,    /  7.  Individual or Joint/Group Filing
                                        /                       /   Date of Original /      (Check Applicable Line)
                                        /                       /   (Month/Year)     /
Woking Surrey GU2131G   United Kingdom  /                       /                    /  X  Form filed by one Reporting Person
                                        /                       /     n/a            / ___ Form filed by More than One Reporting
(City)                (State)   (Zip)   /                       /                    /     Person
                                        /                       /                    /
------------------------------------------------------------------------------------------------------------------------------------


            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED


------------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       / 5. Amount of          / 6. Ownership /7.Nature
    of   /      Date      /      Code      /     or Disposed of (D)            /    Securities         /    Form:     /  of
Security /    (Mo/Day/Yr) /    (Instr. 8)  /     (Instr. 3, 4 and 5)           /    Beneficially       /    Direct    /  Indirect
(Inst.3) /                /                /-----------------------------------/    Owned at End of    /    (D) or    /  Beneficial
         /                /                /  Amount  /   (A) or (D) /  Price  /    Issuer's Fiscal    /    Indirect  /  Ownership
         /                /                /          /              /         /    Year (Instr. 3     /    (I)       /  (Instr.4)
         /                /                /          /              /         /    and 4)             /    (Instr.4) /
====================================================================================================================================
Common Stock     7/8/00           G(1)(8)    3,187,790         D                                              I       By LK Global
                                                                                                                      (Holdings) NV
------------------------------ ----------------------------------------- ----------------------------- -----------------------------
Common Stock     7/8/00           G(2)(8)    300,000           D                           0                  I       By LK Global
                                                                                                                      (Holdings) NV
------------------------------ ----------------------------------------- ----------------------------- -----------------------------
Common Stock     7/8/00           G(1)(8)    3,187,790         A                                              I       By Aremis
                                                                                                                      Holdings, Ltd.
------------------------------ ----------------------------------------- ----------------------------- -----------------------------
Common Stock    11/6/00             G(8)     800,000           D                                              I       By Aremis
                                                                                                                      Holdings, Ltd.
------------------------------ ----------------------------------------- ----------------------------- -----------------------------
Common Stock    11/6/00             G(8)     800,000           D                      3,175,580(3)            I       By Aremis
                                                                                                                      Holdings, Ltd.
------------------------------ ----------------------------------------- ----------------------------- -----------------------------
Common Stock     7/8/00           G(2)(8)    300,000           A                       600,000(3)             I       By wife



 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
-----------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1.Title    /2.Conversion/ 3. Trans-/ 4. Trans-/ 5. Number of / 6.Date           / 7.Title        / 8.   / 9.     / 10.     / 11.
   of      /    or      / action   / action   / Derivative   /   Exercisable    /   and          /Price / Number / Owner-  /Nature
Derivative / Exercise   / Date     / Code     / Securities   /   and            /  Amount of     /of    / of     / ship of /of
Security   / Price of   / (Mo./    / (Instr.  / Aquired(A)   /   Expiration     /  Under-        /Deriv-/ Deriv- / Form    /Indirect
(Instr. 3) / Derivative / Day/     /  8)      / or Disposed  /   Date           /  Lying         /ative / ative  / Deriv-  /Bene-
           / Security   / Year)    /          / of (D)       /   (Mo./Day/Yr.)  /  Secur-        /Secur-/ Securi-/ ative   /ficial
           /            /          /          / (Instr. 3,   /                  /  ities         /ity   / ties   / Secur-  /Owner-
           /            /          /          /  4, and 5)   /                  /  (Instr.3      /(Instr/ Benefi-/ ity:    /ship
           /            /          /          /              /                  /   and 4)       /  5)  / cially / Direct  /(Instr.
           /            /          /          /              /                  /                /      / Owned  / (D) or  /  4)
           /            /          /          /              /                  /                /      / at End / Indirect/
           /            /          /          /--------------------------------------------------/      / of Year/ (I)     /
           /            /          /          / (A)  / (D)   / Date   /  Expir-/ Title   / Amount/      / (Instr./ (Instr. /
           /            /          /          /      /       / Exer-  /  ation /         / or    /      /   4)   /   4)    /
           /            /          /          /      /       / cisable/  Date  /         / Number/      /        /         /
           /            /          /          /      /       /        /        /         / Shares/      /        /         /
====================================================================================================================================
Option to                                                                        Common
Purchase    $10.875      9/1/99        A        300,000        (4)       9/9/04  Stock    300,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $35.00      2/4/00        A        375,000        (5)       2/4/10  Stock    375,000                    D
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Option to                                                                        Common
Purchase     $5.00      11/17/00    G(6)(8)            400,000                   Stock    400,000                    D
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Option to                                                                        Common
Purchase    $10.875     11/17/00    G(6)(8)            300,000                   Stock    300,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $35.00     11/17/00    G(6)(8)            375,000                   Stock    375,000          0         D
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $5.00      11/17/00    A(6)(8)     400,000                          Stock    400,00                     I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase    $10.875     11/17/00    A(6)(8)     300,000                          Stock    300,000                    I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $35.00     11/17/00    A(6)(8)     375,000                          Stock    375,000                    I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $36.25     11/22/00       A        375,000        (7)      11/22/10 Stock    375,000                    I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $5.00      12/7/00      G (8)      400,000                          Stock    400,000                    I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase    $10.875     12/7/00      G (8)      300,000                          Stock    300,000                    I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
Purchase     $35.00     11/17/00     G (8)      375,000                          Stock    375,000                    I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
------------------------------------------------------------------------------------------------------------------------------------

Option to                                                                        Common
Purchase     $36.25     11/22/00     G (8)      375,000                          Stock    375,000          0         I   By Sincock
                                                                                                                         Holdings
                                                                                                                         Corporation
====================================================================================================================================



Explanation of Responses:

(1) Re-incorporation of LK Global (Holdings) NV, a Netherlands corporation, to Aremis Holdings Ltd., a British Virgin Islands corporation, by way of a gift. The reporting person has control over Aremis Holdings Ltd.

(2)  Gift  to  Aremis  Technology   Ventures  Ltd.,  a  British  Virgin  Islands
     corporation. As of December 31, 2000, only the reporting person's spouse has control over Aremis Technology Ventures Ltd.

(3) On December 18, 2000, AREM declared a two-for-one stock split to be effected as a stock dividend payable to all holders of record of common stock on December 28, 2000, of one share of common stock for each share of AREM's common stock outstanding. As a result, the reporting person (indirectly) received 1,887,790 shares of AREM common stock on January 8, 2001.

(4)  The options vest in two equal installments on 9/1/99 and 9/1/00.

(5) The options vest in three equal installments of 53,572 on 2/4/01, 2/4/02 and 2/4/03; and four equal installments of 53,571 on 2/4/04, 2/4/05, 2/4/06 and 2/4/07.

(6) Gift to Sincock Holdings Corporation. As of the December 31, 2000, the reporting person has no interest (pecuniary or beneficial) in Sincock Holdings Corporation.

(7) The options vest in three equal installments of 53,572 on 11/22/01, 11/22/02 and 11/22/03; and four equal installments of 53,571 on 11/22/04,
     11/22/05, 11/22/06 and 11/22/07.

(8)  For tax and estate planning purposes.


*Intentional misstatements or omissions of facts  constitute  Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



   /s/  DR. LYCOURGOS K. KYPRIANOU            February 13, 2001
  Signature of Reporting Person               Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.